The Growth Fund acquired all of the assets and liabilities of the Dynamic Growth and Disciplined Large-Cap Funds in a tax-free reorganization at the close of business on December 16, 2011 pursuant to an Agreement and Plan of Reorganization approved the by Board of Trustees of the Johnson Mutual Funds Trust on October 19, 2011. The acquisition was accomplished by a tax-free exchange of 639,235 shares of the Dynamic Growth Fund (valued at $13.43 per share) and 561,593 shares of the Disciplined Large-Cap Fund (valued at $13.13 per share) for 749,082 shares of the Growth Fund (valued at $21.30 per share). Each share of the Dynamic Growth Fund was exchanged for 0.63028 shares of the Growth Fund, and each share of the Disciplined Large-Cap Fund was exchanged for ..61643 shares of the Growth Fund. The Dynamic Growth Fund's net assets, on the day of reorganization, were $8,581,931 including $64,102 of unrealized appreciation, and capital loss carryforwards of $2,743,487, and were combined with the Growth Fund's net assets. The Disciplined Large-Cap Fund's net assets, on the day of reorganization, were $7,374,939 including $105,330 of unrealized depreciation, and capital loss carryforwards of $2,029,485, and were combined with the Growth Fund's net assets. The net assets of the Growth Fund, Dynamic Growth Fund and Disciplined Large-Cap Fund immediately before the acquisition were $34,376,401, 8,581,931 and 7,374,939, respectively. The combined net assets immediately after the acquisition were $50,333,271 for 2,362,996 shares outstanding.